Exhibit 99.1

January 28, 2005

Deutsche Telekom enters without conceding any wrongdoing into settlement stipulation in a securities class action

Deutsche Telekom AG has, expressly without conceding any wrongdoing, entered into a stipulation to settle all claims that have been asserted against it in the US securities class action litigation pending in the US District Court for the Southern District of New York, including all pending shareholder claims related to DT’s public share offering in June 2000.

Pursuant to the agreement, which requires approval by the US court, DT will pay US$120m (about EUR 92.2m). DT expects a significant portion of this amount to be covered under existing D&O insurance policies.

DT strongly maintains that the plaintiffs’ allegations in the class action litigation are unfounded, and the agreement expressly provides that DT does not admit or concede any violation of law or wrongdoing of any kind. DT’s decision to settle was solely based on its desire to avoid the risks, expense and management distraction associated with US litigation, including the risks and burdens associated with a possible lengthy jury trial in New York City.

No inference of accounting errors or disclosure violations may be drawn from the fact or terms of the agreement.

The agreement covers claims brought on behalf of all purchasers of DT shares in the form of American Depositary Shares (ADSs) from June 19, 2000 through February 21, 2001. This includes the purchasers of approximately 20 million shares in the form of ADSs in DT’s June 2000 public share offering, and also all purchasers of shares in the secondary market during that 8 month period, a total of approximately 378 million shares, according to estimates by plaintiffs.

The agreement will not adversely affect DT’s reported earnings in current or future periods, as DT has already fully reserved for the cost of the settlement.

© 2004 Deutsche Telekom AG